N E W S   R E L E A S E
Date: December 10, 2002
OTCBB: OLYRF
TSX: ORL

CALIFORNIA PRODUCTION CLIMBS TO 9 MMCF PER DAY

For Immediate Release

Olympic reports that all six wells on the East Corning Property are now online with combined flow rates of about 5 MMCFPD. A master meter has been set up allowing for unrestricted rates of production. Total production from the East Corning wells combined with the Company's three Victor Ranch wells and the Garrison well now exceeds 9 MMCFPD.

Exploration efforts are continuing and are focused on compiling and assessing all technical data collected during the drilling of the first six wells. Initial interpretation and evaluation of this data has established a new target expected to be spudded early in the new year. Olympic and partners have added to an already large land position and exploration activities are ongoing.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets. Olympic's 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Olympic, in keeping with its corporate strategy has farmed out a portion of its interest in the East Corning play and currently holds a 17% working interest in most wells of this program. At Victor Ranch, Olympic maintains an 8.8% working interest in two wells, a 6.05% working interest in the third well; and a 9.1% working interest in the Garrison well.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.